UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

P&F INDUSTRIES, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

692830508
(CUSIP Number)

Steven J. Kuperschmid, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue
East Meadow, NY 11554
(516) 296-7055

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

January 6, 2004
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Richard Horowitz SS #
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned Each Reporting Person with:	7. Sole Voting Power	732,627 shares of Class A Common Stock
	8. Shared Voting Power	660,200 shares of Class A Common Stock
	9. Sole Dispositive Power	732,627 shares of Class A Common Stock
	10. Shared Dispositive Power	660,200 shares of Class A Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,827 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0% of outstanding Class A Common Stock
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS Estate of Linda Horowitz I.R.S. Identification Nos. of above persons (entities only) 13-7391461
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned Each Reporting Person with:	7. Sole Voting Power	0 shares of Class A Common Stock
	8. Shared Voting Power	0 shares of Class A Common Stock
	9. Sole Dispositive Power	0 shares of Class A Common Stock
	10. Shared Dispositive Power	0 shares of Class A Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding Class A Common Stock
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS The Article FOURTH Trust u/w/o Linda Horowitz I.R.S. Identification Nos. of above persons (entities only) 13-7548560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned Each Reporting Person with:	7. Sole Voting Power	660,200 shares of Class A Common Stock
	8. Shared Voting Power	0 shares of Class A Common Stock
	9. Sole Dispositive Power	660,200 shares of Class A Common Stock
	10. Shared Dispositive Power	0 shares of Class A Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,200 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% of outstanding Class A Common Stock
14.	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D, dated May 18, 2000, originally filed by Richard Horowitz and Linda Horowitz, is filed jointly by Richard Horowitz, the Estate of Linda Horowitz and The Article FOURTH Trust u/w/o Linda Horowitz.

(a)	The title of the class of equity securities to which this statement relates is Class A Common Stock.
(b)	The name and address of the principal executive office of the issuer is: P&F Industries, Inc. 445 Broadhollow Road, Suite 100 Melville, New York 11747

Item 2.	Identity and Background

The address of Richard Horowitz is 90 Wheatley Road, Old Westbury, New York 11568. The address of the Estate of Linda Horowitz is c/o Richard Horowitz, as Executor, 90 Wheatley Road, Old Westbury, New York 11568. The address of The Article FOURTH Trust u/w/o Linda Horowitz is c/o Richard Horowitz, as Trustee, 90 Wheatley Road, Old Westbury, New York 11568. Mr. Horowitz is Chairman of the Board, President, Chief Executive Officer and Assistant Treasurer of the issuer. The principal executive office of the issuer is located at 445 Broadhollow Road, Suite 100, Melville, New York 11747. Mr. Horowitz is a citizen of the United States of America. During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 12, 2002, the issuer granted to Richard Horowitz incentive stock options to purchase 66,664 shares of Class A Common Stock under the issuer’s 2002 Stock Incentive Plan. 16,666 of such options were to become exercisable on January 1, 2004 (the “Initial Exercise Date”), and an additional 16,666 of such options were to become exercisable on each of the next three anniversaries of the Initial Exercise Date. All of such options terminate on the fifth anniversary of the grant. The exercise price for each of such options is $6.60 per share. No consideration was paid for such options.

On July 12, 2002, the issuer granted to Richard Horowitz non-qualified stock options to purchase 83,336 shares of Class A Common Stock under the issuer’s 2002 Stock Incentive Plan. Such options were exercisable for a ten year period beginning on the date of the grant for an exercise price of $6.00 per share. No consideration was paid for such options.

On July 9, 2004, the issuer granted to Richard Horowitz incentive stock options to purchase 24,812 shares of Class A Common Stock under the issuer’s 2002 Stock Incentive Plan. 12,406 of such options were to become exercisable on January 1, 2008, and an additional 12,406 of such options were to become exercisable on January 1, 2009. All of such options terminate on the fifth anniversary of the grant. The exercise price for each of such options is $8.866 per share. No consideration was paid for such options.

On July 12, 2004, the issuer granted to Richard Horowitz non-qualified stock options to purchase 75,188 shares of Class A Common Stock under the issuer’s 2002 Stock Incentive Plan. Such options were exercisable for a ten year period beginning on the date of the grant for an exercise price of $8.06 per share. No consideration was paid for such options.

Linda Horowitz died on December 6, 2003. Letters Testamentary were granted on January 6, 2004 to Richard Horowitz, as Executor. At her death, Linda Horowitz owned 660,200 shares of Class A Common Stock (the “LH Shares”). Pursuant to the terms of the last will and testament of Linda Horowitz (the “Will”), the LH Shares pass as part of the residuary estate. Under Article FOURTH of the Will, such residuary estate is left in a marital trust for the benefit of Richard Horowitz. On May 21, 2007, the LH shares were transferred by the Estate of Linda Horowitz to The Article FOURTH Trust u/w/o Linda Horowitz. As a result of such transfer, (i) the Estate of Linda Horowitz has ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock; and (ii) The Article FOURTH Trust u/w/o Linda Horowitz is the beneficial owner of 18.4% of the outstanding Class A Common Stock.

Item 4.	Purpose of Transaction

The response of the reporting persons to Item 3 of this Schedule 13D amendment is incorporated herein by reference.

The reporting persons do not have plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f)    Any other material change in the issuer's business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)    Any action similar to any of those enumerated above.

Notwithstanding the foregoing response to this Item 4, depending on market conditions and other factors, Mr. Horowitz and/or The Article FOURTH Trust u/w/o Linda Horowitz may sell or otherwise dispose of all or a portion of the Class A Common Stock owned by each such reporting person, or may purchase additional shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (d) The responses of each reporting person to Rows (7) through (13) of the cover page of this Schedule 13D amendment are incorporated herein by reference. Included in the shares of Class A Common Stock beneficially owned by Mr. Horowitz are 393,688 shares issuable upon the exercise of stock options and 660,200 shares owned by The Article FOURTH Trust u/w/o Linda Horowitz. Mr. Horowitz has shared voting power and shared dispositive power over the 660,200 shares owned by The Article FOURTH Trust u/w/o Linda Horowitz with Dennis Kalick, the co-trustee of such Trust.

The address of Mr. Kalick is 80 Cutter Mill Road, Suite 401, Great Neck, NY 11021. Mr. Kalick is engaged in the private practice of providing accounting, tax and estate planning services with Dennis Kalick & Associates, Inc., 80 Cutter Mill Road, Suite 401, Great Neck, NY 11021. During the last five years, Mr. Kalick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Kalick was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kalick is a citizen of the United States of America.

(c) The response of the reporting persons to Item 3 of this Schedule 13D amendment is incorporated herein by reference. On March 13, 1997, the issuer granted to Dennis Kalick incentive stock options to purchase 2,000 shares of Class A Common Stock under the issuer’s 1992 Incentive Stock Option Plan, at an exercise price of $5.25 per share. Such options were granted subject to shareholder approval of the issuer’s amended and restated stock option plan, which approval was granted on May 28, 1997. Such options first became exercisable on May 28, 1997. No consideration was paid for such options. All of such options were exercised on March 7, 2007, by written notice and payment to the issuer pursuant to the terms of the issuer’s 1992 Incentive Stock Option Plan and Mr. Kalick’s option agreement.

(e) The response of the reporting persons to Item 3 of this Schedule 13D amendment is incorporated herein by reference. The Estate of Linda Horowitz ceased to be a reporting person on May 21, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response of the reporting persons to Item 5 of this Schedule 13D amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement among Richard Horowitz, the Estate of Linda Horowitz and The Article FOURTH Trust u/w/o Linda Horowitz.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2007

/s/ Richard Horowitz
Richard Horowitz

ESTATE OF LINDA HOROWITZ

By: /s/ Richard Horowitz, as Executor
Richard Horowitz, as Executor of the Estate of Linda Horowitz

THE ARTICLE FOURTH TRUST U/W/O LINDA HOROWITZ

By: /s/ Richard Horowitz, as Co-Trustee
Richard Horowitz, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz

By: /s/ Dennis Kalick, as Co-Trustee
Dennis Kalick, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that Amendment No. 1 to the Statement on Schedule 13D, dated May 18, 2000, originally filed by Richard Horowitz and Linda Horowitz, with respect to the shares of Class A Common Stock of P & F Industries, Inc., is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 23, 2007

/s/ Richard Horowitz
Richard Horowitz

ESTATE OF LINDA HOROWITZ

By: /s/ Richard Horowitz, as Executor
Richard Horowitz, as Executor of the Estate of Linda Horowitz

THE ARTICLE FOURTH TRUST U/W/O LINDA HOROWITZ

By: /s/ Richard Horowitz, as Co-Trustee
Richard Horowitz, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz

By: /s/ Dennis Kalick, as Co-Trustee
Dennis Kalick, as Co-Trustee of The Article FOURTH
Trust u/w/o Linda Horowitz